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oye 3/23/14



11021286

SECURITIES AND EXCHANGE COMMISSION
Washington

SEC MAIL PROCESSING SECTION RECEIVED MAR 14 2011 WASH. D.C. 200

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quince Hill Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Bust Head Road
(No. and Street)

The Plains	VA	20198
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Selby, CPA — 301-881-0885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name – *if individual, state last, first, middle name*)

500 East Pratt Street, Suite 200	Baltimore	MD	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/31

OATH OR AFFIRMATION

I, Thomas Foster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quince Hill Partners, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Thomas Foster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quince Hill Partners, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100
Tel: (410) 783-4900

INDEPENDENT AUDITORS' REPORT

To the Member
Quince Hill Partners, LLC

We have audited the accompanying statement of financial condition of Quince Hill Partners, LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quince Hill Partners, LLC as of December 31, 2010, and the results of its operations, the changes in member's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information, except for those items marked "unaudited," has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Baltimore, Maryland
March 9, 2011

Quince Hill Partners, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	336,876
Short term investment - certificate of deposit		56,382
		393,258
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $25,842		3,519
Total assets	$	396,777

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	3,185
Due to affiliate		9,520
Total liabilities		12,705
MEMBER'S EQUITY		384,072
Total liabilities and member's equity	$	396,777

See notes to financial statements

Quince Hill Partners, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2010

Revenue	
Commission	$ 1,141,927
Interest income	773
Other income	992
Total revenue	1,143,692
Expenses	
Professional fees	58,079
General and administrative expenses	10,733
Salaries and fringe benefits	572,592
Payroll taxes	12,950
Pension expense	414,057
Insurance	4,466
Rent	15,169
Compliance fees	5,972
Travel and entertainment	17,048
Repairs and maintenance	1,429
Depreciation	3,831
Total expenses	1,116,326
Net income	$ 27,366

See notes to financial statements

Quince Hill Partners, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2010

Balance, December 31, 2009	$ 606,706
Net income	27,366
Contributions	50,000
Distributions to member	(300,000)
Balance, December 31, 2010	384,072
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	
Balance, December 31, 2009	(180,541)
Change in other comprehensive loss:	
Change in unrecognized service cost and unrecognized net loss subsequent to transition	(6,924)
Additional recognized gain due to curtailment of defined benefit plan	(18,237)
Charge-off resulting from settlement of defined benefit plan	205,702
Balance, December 31, 2010	-
Total member's equity, December 31, 2010	$ 384,072

See notes to financial statements

Quince Hill Partners, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2010

Cash flows from operating activities	
Net income	$ 27,366
Adjustments to reconcile net income to net cash and cash equivalents used in operating activities	
Depreciation	3,831
Change in assets and liabilities	
Decrease in prepaid expenses	1,615
Increase in accounts payable and accrued expenses	2,372
Decrease in liability for pension benefits	(129,416)
Net cash and cash equivalents used in operating activities	(94,232)
Cash flows from investing activities	
Interest reinvested on short-term investments - CD	(551)
Net cash and cash equivalents used in investing activities	(551)
Cash flows from financing activities	
Contributions from member	50,000
Distributions to member	(300,000)
Repayments to affiliate	(53,066)
Advances from affiliate	9,520
Net cash and cash equivalents used in financing activities	(293,546)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(388,329)
Cash and cash equivalents, beginning	725,205
Cash and cash equivalents, end	$ 336,876

Supplemental noncash investing and financing activities
Change in unrecognized net periodic pension costs included in other comprehensive income was $6,924 for the year ended December 31, 2010.

See notes to financial statements

Quince Hill Partners, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE 1 - ORGANIZATION

Quince Hill Partners, LLC, a D.C. Limited Liability Company (the Company), was formed on December 18, 2001, for the purpose of providing clients with services relating to raising investment funds and for any other lawful business as the Member may from time-to-time determine. The services provided are for institutional customers. A limited liability company limits the liability to the member's investment. The Company operates its broker/dealer business on an introducing firm basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Commission Revenue

Commission revenue is recorded on an accrual basis as they are earned in accordance with specific contracts. Any commissions received in advance of being earned are treated as deferred revenue and classified as liabilities until earned.

Cash Equivalents

All highly liquid debt instruments with an original maturity of three months or less are considered to be cash equivalents. The Company considers interest bearing money market accounts due on demand as cash equivalents.

Short-Term Investments

Short-term investments consist of a certificate of deposit with a maturity of 12 months.

Furniture and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over lives of three to seven years. For income tax purposes, accelerated lives and methods are used.

Routine and incidental repairs to furniture and equipment are expensed as incurred. Costs which substantially prolong the life, or materially increase the value, of furniture and equipment are capitalized and depreciated over the life of the associated asset.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income and deductions are passed through to and are reported by the Managing Member on his respective income tax return. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure. For income tax purposes, the Company reports on a calendar year basis.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission, Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000. The Company had net capital of $377,418 at December 31, 2010, which satisfies the net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 0.034 to 1 at December 31, 2010.

NOTE 4 - LEASE OBLIGATIONS

The Company entered into a leasing arrangement to lease office space in Washington D.C. on June 10, 2009. The term of the lease was one year and expired on June 30, 2010, with the Company paying on a month-to-month basis thereafter. The lease stipulated base monthly rent of $1,545 plus additional fees for incidentals and office services utilized on a monthly basis.

Rent expense for the year ended December 31, 2010 was $15,169.

NOTE 5 - COMMISSION REVENUE

Commission revenue was earned from Rockspring Property Managers, Inc., GEM Realty Capital, Inc. and Covenant Capital Group in the amounts of $524,352, $250,000 and $367,575, respectively, for the year ended December 31, 2010.

NOTE 6 - RELATED PARTY TRANSACTIONS

Due to Affiliate

During 2010, $9,520 originally due to the managing member was deposited in the Company's name in error. The Company also repaid the managing member $53,066 in funds due. As of December 31, 2010, $9,520 remains due to the managing member, is noninterest bearing and included in due to affiliate.

NOTE 7 - DEFINED BENEFIT PENSION PLAN

The Company sponsored a defined benefit pension plan (the Plan) with an effective date of the Plan of January 1, 2006. The Plan covered all employees who have completed one year of service and have reached 21 years of age. Employees with five or more years of vesting service were entitled to annual pension benefits beginning at normal retirement age of 62 years old equal to 5.5% of average compensation multiplied by years of service not to exceed fifteen years. The Plan permitted early retirement at the age of 55 or over with the completion of at least three years of vesting service. For the year ended December 31, 2010, contributions in the amount of $543,473 were made to the Plan. On November 15, 2010, the Company terminated the Plan through a curtailment of future benefits and a settlement of plan assets. As a result, there are no future contributions expected to be made in the Plan. There are no expected benefits to be paid from the Plan for each of the ensuing years through

December 31, 2015. The following is a reconciliation of plan assets as of December 31, 2010.

Fair value of assets, beginning of year	$ 458,993
Plus: actual return on assets	36,579
Plus: actual contributions	543,473
Less: benefit settlements	(1,039,045)
Fair value of assets, end of year	$ -

The expected rate of return on the plan assets reflected an expected equal investment of the plan assets in equities and fixed income funds and an analysis of the average rate of return of the S&P 500 index and the L.B. Gov't./Corp. index over the past 10 years weighted by 50% each.

The Company had implemented accounting guidance issued by the FASB related to defined benefit pension and other postretirement plans, which required an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This guidance also improved financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The following is a summary of pension charges to expense for the year ended December 31, 2010.

Service cost	$	228,756
Plus: interest cost		48,765
Less: expected return on plan assets		(64,232)
Plus: amortization of prior service cost		12,746
Plus: amortization of loss		557
Net pension cost		226,592
Less: additional credit resulting from curtailment of defined benefit plan		(18,237)
Plus: additional charge due to settlement of defined benefit plan		205,702
Pension expense, December 31, 2010	$	414,057

NOTE 8 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in several accounts in one bank. At times, these balances may exceed the federal insurance limits; however, the Company has not experienced any losses with respect to its bank balances in excess of government provided insurance. Management believes that no significant concentration of credit risk exists with respect to these cash balances at December 31, 2010.

NOTE 9 - SUBSEQUENT EVENTS

Events that occur after the date of the statement of financial position but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the date of the statement of financial position are recognized in the accompanying basic financial statements. Subsequent events which provide evidence about conditions that existed after the date of the statement of financial position require disclosure in the accompanying notes. Management evaluated the activity of the Company through March 9, 2011 (date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTAL INFORMATION

Quince Hill Partners, LLC

SCHEDULE OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION

Year ended December 31, 2010

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities included in aggregate indebtedness	$	12,705
COMPUTATION OF NET CAPITAL		
Total member's equity from statement of financial condition	$	384,072
Less: Other deductions and/or charges		
Furniture and equipment, net of accumulated depreciation		3,519
Net capital before haircuts on securities positions		380,553
Haircuts on securities		
Certificate of deposit		(282)
Money market accounts		(2,853)
Net haircuts on securities		(3,135)
Net capital	$	377,418
CAPITAL REQUIREMENTS		
Net capital required	$	5,000
Net capital in excess of requirements		372,418
Net capital, as shown above	$	377,418
Ratio of aggregated indebtedness to net capital		0.034 to 1

Quince Hill Partners, LLC

RECONCILIATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

Year ended December 31, 2010

RECONCILIATION WITH COMPANY'S COMPUTATION		
Aggregate indebtedness, as reported in Company's Part II (unaudited) focus report	$	12,705
Changes as noted during audit		
None noted		-
Aggregate indebtedness per schedule of computation of aggregate indebtedness and net capital	$	12,705
Net capital, as reported in Company's Part II (unaudited) focus report	$	377,418
Changes as noted during audit		
None noted		-
Net capital per schedule of computation of aggregate indebtedness and net capital	$	377,418

Quince Hill Partners, LLC

EXEMPTION FROM REQUIREMENTS UNDER SEC RULE 15c3-3

Year ended December 31, 2010

The Company claims exemption under provisions of SEC Rule 15c3-3k(2)(i) and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from SEC Rule 15c3-3.

Quince Hill Partners, LLC

SIPC ASSESSMENT

Year ended December 31, 2010

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $1,956 for the year ended December 31, 2010. This assessment has been paid as of December 31, 2010.



Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100
Tel: (410) 783-4900

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Quince Hill Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Quince Hill Partners, LLC for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements of Quince Hill Partners, LLC, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and



procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.


Reznick
Group
ACCOUNTING • TAX • BUSINESS ADVISORY

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Reznick Group, P.C.

Baltimore, Maryland
March 9, 2011